

September 22, 2009

Via U.S. Mail and Facsimile at (650) 849-7400

Eric C. Jensen
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

> **Re: Adaptec, Inc. ("Adaptec" or "the Company")**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 21, 2009**
> **File No. 000-15071**

Dear Mr. Jensen:

We have reviewed your revised filing and response letter, and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2009.

Revised Schedule 14A

General

1.   We note that your counsel, on behalf of the company, provided the acknowledgments we requested in your response to our letter dated September 17, 2009. Please note that the representations should come directly from the company. In your next response, please provide the representations directly from the company.

Background of the Consent Solicitation, page 2

2.   You state that you have made "repeated attempts to renegotiate a settlement with the Steel Group pursuant to which the Steel Group would withdraw the consent solicitation." Please generally describe the specifics of these discussions between the parties.

Reasons to reject the Steel Group's consent solicitation proposals, page 4

3. Please explain why the Committee considered the "timing of the initiation of the Steel Group's consent solicitation" to be an important factor in determining that the Removal Proposal and the Board Size Reduction Proposal are not in the best interests of the Company or its stockholders.

Information regarding the participants in this consent revocation solicitation, page 10

4. As requested in prior comment 10, please state affirmatively who is a participant. We note that you state that "each of the members of the Committee, each of [y]our directors and certain of [y]our executive officers identified herein are participants in this solicitation of consent revocations." Under this section, list the members of the Committee and each of your directors and the executive officers who are participants and may solicit consent revocations from the stockholders of the Company.

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Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

Please direct any questions to Jan Woo at (202) 551-3453. You may also contact me at (202) 551-3263 or Perry Hindin at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions